04 MAR 26 AM 7:21

82-3138

Company	BAE SYSTEMS PLC
TIDM	BA.
Headline	Alvis plc
Released	10:31 11 Mar 2004
Number	4110W

04010912

11 March 2004

Alvis plc

BAE SYSTEMS has noted the announcement this morning by General Dynamics of a cash offer for Alvis plc and confirms that it is reviewing its options in relation to its 28.95% shareholding.

A further announcement will be made in due course, if appropriate.

Ends

SUPPL

Issued by:

BAE SYSTEMS

London

END

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